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                             March 22, 2024

       Frank S. Renda
       Chief Executive Officer
       Southland Holdings, Inc.
       1100 Kubota Drive
       Grapevine, TX 76051

                                                        Re: Southland Holdings,
Inc.
                                                            Post-Effective
Amendment No. 1 to
                                                            Registration
Statement on Form S-1 on Form S-3
                                                            Filed March 15,
2024
                                                            File No. 333-271057

       Dear Frank S. Renda:

                                                        We have reviewed your
post-effective amendment and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form POS AM filed March 15, 2024

       General

   1. Please provide your analysis as to how you determined you are eligible to conduct your offering of the common
stock to be issued upon exercise of the warrants on Form S-3. To the extent you are
relying on General Instruction I.B.4 to use Form S-3, please tell us how you have met the
informational requirements to warrant holders required by General
                                                        Instruction I.B.4(b)
and (c).
   2. We note that this post-effective amendment appears to be adding to the registration statement 138,544
shares of Common Stock that may be resold by the Chief Financial
                                                        Officer. To the extent
this increase in the number of shares represents the registration of transactions in shares
not covered by the registration statement when it was initially declared effective,
explain why you believe you can include additional shares by means of a post-effective
amendment. Refer to Securities Act Rule 413. For additional guidance,
 Frank S. Renda
Southland Holdings, Inc.
March 22, 2024
Page 2
      see Question 210.01 of Securities Act Rules Compliance and Disclosure Interpretations,
      available on our public website.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,
FirstName LastNameFrank S. Renda
                                                          Division of
Corporation Finance
Comapany NameSouthland Holdings, Inc.
                                                          Office of Real Estate
& Construction
March 22, 2024 Page 2
cc:       William R. Rohrlich, II
FirstName LastName